GLOBAL.corporate compliance

07027732

October 19, 2007

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 26 2007
WASH. D.C.
200

Securities & Exchange Commission
450, 5th Street NW
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs: Q Gold Resources Ltd

Re: ~~Solana Petroleum Corp~~. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. News Release Dated October 12, 2007

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Suzanne Ferguson

Suzanne Ferguson
Junior Associate

encl

PROCESSED
NOV 07 2007
THOMSON
FINANCIAL

Global Corporate Compliance Inc. 850, 505 3rd Street SW Calgary AB T2P 3E6
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

82-4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD ANNOUNCES FLOW-THROUGH PRIVATE PLACEMENT

SEC 12g 3-2(b) Exemption # 82-4931

Fort Frances, Ontario, October 12, 2007 – Q-Gold Resources Ltd. (TSX VENTURE:QAU) (FRANKFURT:QX9) (http://www.qgoldresources.com) is pleased to announce that it has reached an agreement to complete a non-brokered flow-through private placement of up to $500,000 (the "**Offering**").

The Offering will consist of the issuance of up to 3,125,000 units (the "**Units**") in the capital of Q-Gold at a price of $0.16 per Unit. Each Unit consists of one common share issued on a "flow-through" basis (the "**Flow-Through Share**") and one-half of one transferable non-flow-through common share purchase warrant (the "**Warrant**"). Each whole Warrant will entitle the holder to acquire one additional non-flow-through common share at an exercise price of $0.25 for a period of 24 months from issuance.

Mineralfields Group ("**MineralFields**"), a Toronto-based mining fund, has agreed to subscribe for up to $325,000 of the Offering. This transaction is the third financing that Q-Gold is completing with MineralFields, having already completed two "flow-through" private placements at a price of $0.18 and $0.25 per Unit, respectively, for aggregate proceeds, including this financing, totaling $2,000,000 since December 2006.

Pursuant to the Offering, the Corporation has agreed to pay Limited Market Dealer Inc. ("**LMDI**"), a cash finder's fee equivalent to 5% of the gross proceeds of the Offering and finder's fee warrants ("**Finder's Warrants**") equal to 10% of the number of Units subscribed for under the Offering. Each Finder's Warrant entitles LMDI to acquire one Unit at an exercise price of $0.16 for a period of 24 months from issuance. The Units issuable upon exercise of the Finder's Warrants will have the same terms as the Units under the Offering. The Corporation has also agreed to pay to LMDI a cash due diligence fee of 3% of the gross proceeds of the Offering.

All securities issued in connection with the Offering will be subject to a four month restriction from resale as stipulated under applicable securities legislation and the TSX Venture Exchange (the "**Exchange**"). It is contemplated that the Flow-Through Shares will entitle the holders to a 100% CEE tax deduction as set forth under the *Income Tax Act* (Canada).

Closing of the Offering is subject to all regulatory approvals, including those from the Exchange.

Q-Gold will use a portion of the proceeds to fund exploration and drilling on its almost 8,000 acres of mining claims and options on patented lands near Rainy River, Ontario.

Proceeds from the Offering will be also used by Q-Gold for the dewatering, rehabilitation and re-entry of the North Shaft of the past producing (1898-1900) Foley Gold Mine to conduct underground exploration.

The Foley Mine is one of five historic gold mines owned or optioned by Q-Gold in the historic Gold Camp of Mine Centre, Ontario. Two of these mines, the Foley and the Golden Star, recorded gold production in the late 1890's.

About MineralFields, Pathway and First Canadian Securities®:

MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds. Information about MineralFields Group is available at www.mineralfields.com First Canadian Securities® is active in leading resource financings (both flow-through and hard dollar) on competitive, effective and service-friendly terms, with investors both within, and outside of, MineralFields Group.

About Q-Gold Resources Ltd.

Q-Gold is a Canadian-based mineral exploration company currently exploring for precious and base metals and platinum group elements on its extensive Ontario holdings in the historic Gold Camp at Mine Centre of over 33,000 acres and over 7,700 acres in the Rainy River Greenstone Belt.

For all future Q-Gold investor relations needs, investors are asked to visit the Q-Gold IR Hub at http://www.agoracom.com/IR/Q-Gold where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to QAU@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries
Q-Gold Resources Ltd.
J. Bruce Carruthers II President
1-888-779-0166
Website: www.QGoldResources.com

Investor Relations
AGORACOM Investor Relations
http://www.agoracom.com/IR/Q-Gold
QAU@Agoracom.com

END